FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated November 1, 2011 regarding consolidated financial results for the second quarter ended September 30, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date November 4, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results

for the Second Quarter ended September 30, 2011

Tokyo, November 1, 2011 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the second quarter of fiscal 2011, ended September 30, 2011.

Notes:	1.	All figures, except for the outlook for fiscal 2011, were converted at the rate of 77 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2011.
	2.	Operating income is presented in accordance with financial reporting principles and practices generally accepted in Japan.

Summary

In millions of yen and U.S. dollars, except Net income attributable to Hitachi, Ltd. stockholders per share (6) and Net income attributable to Hitachi, Ltd. stockholders per American Depositary Share (7).

	Three months ended September 30				Six months ended September 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2010 (A)	2011 (B)		2011	2010 (C)	2011 (D)		2011
1. Revenues	2,349,885	2,422,036	103	31,455	4,502,451	4,572,729	102	59,386
2. Operating income	129,573	118,211	91	1,535	218,048	170,614	78	2,216
3. Income before income taxes	119,524	91,856	77	1,193	263,808	133,010	50	1,727
4. Net income	86,969	61,458	71	798	204,437	77,723	38	1,009
5. Net income attributable to Hitachi, Ltd.	71,991	48,018	67	624	158,049	50,949	32	662
6. Net income attributable to Hitachi, Ltd. stockholders per share
Basic	15.94	10.63	67	0.14	35.00	11.28	32	0.15
Diluted	14.88	9.94	67	0.13	32.68	10.55	32	0.14
7. Net income attributable to Hitachi, Ltd. stockholders per ADS (representing 10 shares)
Basic	159	106	67	1.38	350	113	32	1.47
Diluted	149	99	66	1.29	327	106	32	1.38

Notes:	1.	The Company’s consolidated financial statements are prepared based on U.S. GAAPs.
	2.	Operating income is presented in accordance with financial reporting principles and practices generally accepted in Japan.
	3.

The figures are for 949 consolidated subsidiaries, including Variable Interest Entities, and 178 equity-method affiliates.

Consolidated trust accounts are not included into the figures of consolidated subsidiaries.

1. Qualitative Information Concerning Consolidated Business Results

(1) Summary of Fiscal 2011 Second-Quarter (Three Months Ended September 30, 2011) and First-Half (Six Months Ended September 30, 2011) Consolidated Business Results

	Three months ended September 30, 2011			Six months ended September 30, 2011
	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)
Revenues	2,422.0	3%	31,455	4,572.7	2%	59,386
Operating income	118.2	(11.3)	1,535	170.6	(47.4)	2,216
Income before income taxes	91.8	(27.6)	1,193	133.0	(130.7)	1,727
Net Income	61.4	(25.5)	798	77.7	(126.7)	1,009
Net Income attributable to Hitachi, Ltd.	48.0	(23.9)	624	50.9	(107.1)	662

During the first half of fiscal 2011, the Hitachi Group suffered damage to a large number of buildings and production facilities caused by the Great East Japan Earthquake, which struck on March 11, 2011. However, due to cohesive group-wide efforts to quickly restore operations, production resumed across the board at most sites by the end of April 2011. The Hitachi Group also helped in various ways to support affected areas recover quickly from the disaster, including providing support for the resumption of power, telecommunications, water and sewage, information systems and other infrastructure. At the same time, the Hitachi Group used its products and services to provide support, such as by providing flat-panel TVs, dry-cell batteries, and disaster victim support systems for local authorities free of charge.

Hitachi’s consolidated revenues for the first half of fiscal 2011 rose 2% year over year, to 4,572.7 billion yen, despite most segments being hit hard by the Great East Japan Earthquake. One reason was higher revenues in the Others Segment, resulting from Hitachi Transport System, Ltd. making Vantec Corporation a consolidated subsidiary in April 2011, as well as strong growth in third-party logistics solutions. In addition, the Information & Telecommunication Systems Segment saw strong revenue growth, notably in storage solutions for overseas customers, and the Construction Machinery Segment produced higher revenues year over year, mainly in emerging countries.

Overseas revenues increased 1% year over year, to 2,000.3 billion yen.

Hitachi posted operating income of 170.6 billion yen, down 47.4 billion yen from the first half of fiscal 2010, even though the Automotive Systems, Construction Machinery, and Electronic Systems & Equipment segments posted higher year over year earnings. This reflected the large impact of the Great East Japan Earthquake and strong yen, which caused lower earnings in the Components & Devices, High Functional Materials & Components, and Power Systems segments, and others.

Hitachi posted net other deductions of 37.6 billion yen, 83.3 billion yen worse than the net other income in the corresponding period of the previous fiscal year. The year over year change was attributable to gains on the sale of securities recorded in the first half of fiscal 2010 resulting from the transfer of shares of IPS Alpha Technology, Ltd. to Panasonic Corporation, while there were no large sales of shares in the first half of fiscal 2011. Hitachi recorded income before income taxes of 133.0 billion yen, 130.7 billion yen less year over year. After taxes of 55.2 billion yen, Hitachi posted net income of 77.7 billion yen, a year over year decline of 126.7 billion yen. After deducting net income attributable to noncontrolling interests of 26.7 billion yen, Hitachi posted net income attributable to Hitachi, Ltd. of 50.9 billion yen, down 107.1 billion yen.

For the second quarter of fiscal 2011, the three months ended September 30, 2011, consolidated revenues were up 3% year over year, at 2,422.0 billion yen. Operating income declined 11.3 billion yen year over year, to 118.2 billion yen, despite all business segments recording profits. Hitachi recorded net income attributable to Hitachi, Ltd. of 48.0 billion yen, a 23.9 billion yen decline year over year.

(2) Revenues and Operating Income by Segment

Results by segment were as follows:

[Information & Telecommunication Systems]

	Three months ended September 30, 2011			Six months ended September 30, 2011
	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)
Revenues	446.2	5%	5,795	797.0	3%	10,351
Operating income	28.9	(5.4)	376	31.0	(3.5)	403

For the first half of fiscal 2011, the segment recorded revenues of 797.0 billion yen, an increase of 3% year over year. The higher overall revenues resulted from increased sales of software and services for storage, mainly for overseas customers, which lifted software and services revenues year over year.

Segment operating income declined 3.5 billion yen year over year to 31.0 billion yen, due to the impact of the Great East Japan Earthquake and other factors.

For the second quarter of fiscal 2011, the segment recorded revenues of 446.2 billion yen, up 5% year over year. Segment operating income was 28.9 billion yen, down 5.4 billion yen year over year.

[Power Systems]

	Three months ended September 30, 2011			Six months ended September 30, 2011
	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)
Revenues	206.1	0%	2,677	372.4	(3%)	4,837
Operating income	3.8	(5.8)	50	0.6	(13.7)	8

For the first half of fiscal 2011, segment revenues dropped 3% year over year, to 372.4 billion yen. This primarily reflected lower sales of nuclear power generation systems in the aftermath of the Great East Japan Earthquake. However, sales of thermal power generation systems were healthy in Japan.

The segment recorded operating income of 0.6 billion yen, down 13.7 billion yen year over year, reflecting the impact of the Great East Japan Earthquake and lower revenues.

For the second quarter of fiscal 2011, the segment recorded revenues of 206.1 billion yen, which was largely unchanged year over year. Segment operating income was 3.8 billion yen, down 5.8 billion yen year over year.

[Social Infrastructure & Industrial Systems]

	Three months ended September 30, 2011			Six months ended September 30, 2011
	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)
Revenues	283.7	2%	3,684	513.5	1%	6,669
Operating income	5.3	(2.8)	70	6.3	(4.4)	82

For the first half of fiscal 2011, the segment recorded revenues of 513.5 billion yen, a 1% increase year over year, despite lower sales of plant-related equipment and construction. The year over year increase reflected higher sales of railway systems, mainly for overseas markets, and strong sales of industrial equipment for the manufacturing industry.

The segment posted operating income of 6.3 billion yen, down 4.4 billion yen year over year, on account of lower sales of plant-related equipment and construction.

For the second quarter of fiscal 2011, revenues rose 2% year over year, to 283.7 billion yen. Operating income declined 2.8 billion yen year over year to 5.3 billion yen.

[Electronic Systems & Equipment]

	Three months ended September 30, 2011			Six months ended September 30, 2011
	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)
Revenues	287.4	3%	3,733	533.5	1%	6,930
Operating income	14.1	3.2	184	21.3	5.0	277

For the first half of fiscal 2011, the segment recorded revenues of 533.5 billion yen, a 1% increase year over year, despite lower sales in the display-related products and parts and components sales businesses at Hitachi High-Technologies Corporation. The higher segment revenues reflected mainly the consolidation of Aloka Co., Ltd. in January 2011 by Hitachi Medical Corporation.

Segment operating income improved 5.0 billion yen year over year, to 21.3 billion yen, reflecting higher earnings at Hitachi Kokusai Electric Inc. and Hitachi Koki Co., Ltd., mainly due to progress with cost cutting programs.

For the second quarter of fiscal 2011, segment revenues rose 3%, to 287.4 billion yen. Operating income improved 3.2 billion yen year over year, to 14.1 billion yen.

[Construction Machinery]

	Three months ended September 30, 2011			Six months ended September 30, 2011
	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)
Revenues	183.3	6%	2,381	355.8	6%	4,622
Operating income	14.8	3.5	192	25.8	7.6	336

For the first half of fiscal 2011, the segment recorded revenues of 355.8 billion yen, up 6% year over year, despite lower demand in China for hydraulic excavators and the impact of the yen’s appreciation. The overall increase reflected higher unit sales of hydraulic excavators, driven by strong demand in emerging countries in Asia and elsewhere, and in the Japanese and U.S. markets, notably the rental industry.

Segment operating income improved 7.6 billion yen, to 25.8 billion yen, due to higher sales of services and parts and components, centered on mining machinery, and due to cost cutting.

For the second quarter of fiscal 2011, segment revenues rose 6% year over year, to 183.3 billion yen. Operating income improved 3.5 billion yen, to 14.8 billion yen.

[High Functional Materials & Components]

	Three months ended September 30, 2011			Six months ended September 30, 2011
	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)
Revenues	353.5	0%	4,592	700.6	0%	9,099
Operating income	14.4	(9.5)	188	33.8	(16.4)	439

For the first half of fiscal 2011, the segment recorded revenues of 700.6 billion yen, largely unchanged from the corresponding period of the previous fiscal year. Sales declined at Hitachi Chemical Co., Ltd. due to lower semiconductor- and LCD-related demand, as well as lower automobile production because of the Great East Japan Earthquake. On the other hand, Hitachi Metals, Ltd. and Hitachi Cable, Ltd. recorded higher sales year over year.

Segment operating income declined 16.4 billion yen, to 33.8 billion yen. This reflected year over year declines in earnings at Hitachi Chemical, Hitachi Metals and Hitachi Cable because of the impact of the Great East Japan Earthquake, along with lower sales stemming from lower electronics-related demand, including semiconductor- and LCD-related demand.

For the second quarter of fiscal 2011, revenues were largely flat year over year at 353.5 billion yen. Segment operating income declined 9.5 billion yen to 14.4 billion yen.

[Automotive Systems]

	Three months ended September 30, 2011			Six months ended September 30, 2011
	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)
Revenues	210.9	6%	2,739	388.1	2%	5,040
Operating income	12.6	8.9	164	14.7	9.0	191

For the first half of fiscal 2011, the segment recorded revenues of 388.1 billion yen, up 2% year over year, despite the impact of a drop in automobile production in Japan after the Great East Japan Earthquake at the beginning of the fiscal year. This increase primarily reflected increased demand in step with a recovery in automobile production in Japan in the second quarter, and strong growth in sales of lithium-ion batteries for smartphones.

Segment operating income improved 9.0 billion yen to 14.7 billion yen, reflecting mainly the benefits of cost reductions.

For the second quarter of fiscal 2011, segment revenues increased 6%, to 210.9 billion yen. Operating income improved 8.9 billion yen to 12.6 billion yen.

Note:	Effective from April 1, 2011, there was a change in segmentation between the Automotive Systems and the Components & Devices segments. Figures for each segment, including figures for the first half of fiscal 2010, reflect the new segmentations.

[Components & Devices]

	Three months ended September 30, 2011			Six months ended September 30, 2011
	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)
Revenues	189.6	(6%)	2,463	367.4	(7%)	4,772
Operating income	7.6	(8.8)	99	12.6	(22.9)	164

For the first half of fiscal 2011, the segment recorded revenues of 367.4 billion yen, down 7% year over year, as HDD operations posted lower sales due to lower sales prices.

Segment operating income dropped 22.9 billion yen, to 12.6 billion yen, on account of lower HDD earnings resulting from decreased sales.

For the second quarter of fiscal 2011, segment revenues declined 6%, to 189.6 billion yen. Operating income declined 8.8 billion yen to 7.6 billion yen.

Notes	1:	Effective from April 1, 2011, there was a change in segmentation between the Automotive Systems and the Components & Devices segments. Figures for each segment, including figures for the first half of fiscal 2010, reflect the new segmentations.
	2:	HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the six months ended September 30, 2011 include operating results of Hitachi GST for the six months ended June 30, 2011.

[Digital Media & Consumer Products]

	Three months ended September 30, 2011			Six months ended September 30, 2011
	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)
Revenues	238.2	(5%)	3,094	471.3	(7%)	6,121
Operating income	1.9	(1.9)	25	5.2	(5.7)	68

For the first half of fiscal 2011, the segment recorded revenues of 471.3 billion yen, down 7% year over year. Optical disk drive-related products recorded lower sales year over year, which was the result of parts and components shortages after the Great East Japan Earthquake and the yen’s appreciation. Another factor was lower year over year sales of flat-panel TVs due to lower sales prices and other factors. However, commercially packaged air conditioners posted higher sales, mainly in Japan, spurred by demand for upgrading to energy-saving models.

Segment operating income declined 5.7 billion yen to 5.2 billion yen, reflecting decreased earnings from optical disk drive-related products and flat-panel TVs in line with lower sales.

For the second quarter of fiscal 2011, segment revenues declined 5% year over year, to 238.2 billion yen. Operating income declined 1.9 billion yen year over year, to 1.9 billion yen.

Note:	The optical disk drive operations are conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the six months ended September 30, 2011 include operating results of HLDS for the six months ended June 30, 2011.

[Financial Services]

	Three months ended September 30, 2011			Six months ended September 30, 2011
	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)
Revenues	88.9	(4%)	1,155	181.4	(3%)	2,356
Operating income	7.2	1.1	94	14.1	2.9	184

For the first half of fiscal 2011, the segment recorded revenues of 181.4 billion yen, down 3% year over year. This overall decline reflected lower revenues in the finance services business in Japan at Hitachi Capital Corporation in the aftermath of the Great East Japan Earthquake as well as the impact of foreign currency fluctuations. However, the overseas business and certain other businesses at Hitachi Capital produced strong performances, mainly in Asia.

Segment operating income improved 2.9 billion yen, to 14.1 billion yen, reflecting higher earnings at Hitachi Capital because of increased revenues from the overseas and new businesses, and reduced financing and credit costs.

For the second quarter of fiscal 2011, segment revenues declined 4% year over year, to 88.9 billion yen. Operating income improved 1.1 billion yen to 7.2 billion yen.

[Others]

	Three months ended September 30, 2011			Six months ended September 30, 2011
	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year over year change % or billion yen	U.S. dollars (millions)
Revenues	240.8	23%	3,128	467.8	25%	6,076
Operating income	10.5	3.7	137	16.3	3.5	212

For the first half of fiscal 2011, the segment recorded revenues of 467.8 billion yen, up 25% year over year, on healthy growth in sales in third-party logistics solutions, in addition to the effect of Hitachi Transport System, Ltd. making Vantec Corporation a consolidated subsidiary in April 2011.

Segment operating income improved 3.5 billion yen, to 16.3 billion yen. This reflected higher earnings on higher revenues at Hitachi Transport System.

For the second quarter of fiscal 2011, segment revenues increased 23% year over year to 240.8 billion yen. Operating income improved 3.7 billion yen, to 10.5 billion yen.

(3) Revenues by Market

	Three months ended September 30, 2011			Six months ended September 30, 2011
	Yen (billions)	Year over year % change	U.S. dollars (millions)	Yen (billions)	Year over year % change	U.S. dollars (millions)
Japan	1,395.2	3%	18,120	2,572.4	2%	33,408
Outside Japan	1,026.7	3%	13,335	2,000.3	1%	25,978
Asia	512.3	(1%)	6,654	1,003.2	(2%)	13,029
North America	198.0	6%	2,572	392.1	3%	5,092
Europe	189.8	8%	2,466	374.4	3%	4,863
Other Areas	126.4	8%	1,642	230.5	9%	2,994

For the first half of fiscal 2011, revenues in Japan were 2,572.4 billion yen, up 2% year over year. The Others Segment posted higher revenues at Hitachi Transport System, Ltd. due to the consolidation of Vantec Corporation and strong sales growth in third-party logistics solutions, and others. However, the Components & Devices, and Electronic Systems & Equipment segments saw revenues decline.

Outside Japan revenues increased 1% year over year, to 2,000.3 billion yen. The consolidation of Vantec at Hitachi Transport System led to higher revenues in the Others Segment, and the Electronic Systems & Equipment and Information & Telecommunication Systems segments posted higher revenues. However, revenues declined in the Digital Media & Consumer Products and Power Systems segments.

As a result, the ratio of overseas revenues to consolidated revenues was 44%, flat year over year.

For the second quarter of fiscal 2011, revenues in Japan rose 3% year over year, to 1,395.2 billion yen. Overseas revenues increased 3%, to 1,026.7 billion yen.

(4) Capital Investment, Depreciation and R&D Expenditures

Capital investment on a completion basis, excluding leasing assets, increased 29% year over year, to 154.6 billion yen, primarily due to investments for stepping up global business development.

Depreciation, excluding leasing assets, decreased 12% year over year, to 132.2 billion yen, primarily due to strict selection of capital investments.

R&D expenditures increased 2% year over year, to 199.1 billion yen, which corresponded to 4.4% of consolidated revenues. The increase was due mainly to further R&D investment to strengthen the Social Innovation Business.

For the second quarter of fiscal 2011, capital investment on a completion basis, excluding leasing assets, increased 29%, to 94.8 billion yen. Depreciation, excluding leasing assets, decreased 14%, to 65.0 billion yen. R&D expenditures increased 3%, to 105.0 billion yen, and corresponded to 4.3% of consolidated revenues.

2. Financial Position

(1) Financial Position

	As of September 30, 2011
	Yen (billions)	Change from March 31, 2011	U.S. dollars (millions)
Total assets	9,199.1	13.5	119,469
Total liabilities	6,752.5	8.2	87,695
Interest-bearing debt	2,641.1	119.5	34,300
Total Hitachi, Ltd. stockholders’ equity	1,450.5	10.6	18,838
Noncontrolling interests	996.0	(5.4)	12,936
Total Hitachi, Ltd. stockholders’ equity ratio	15.8%	0.1 point improvement	—
D/E ratio (including noncontrolling interests)	1.08 times	0.05 point increase	—

Total assets as of September 30, 2011 increased 13.5 billion yen from March 31, 2011, to 9,199.1 billion yen, due mainly to the consolidation of Vantec Corporation by Hitachi Transport System, Ltd. Interest-bearing debt increased 119.5 billion yen, to 2,641.1 billion yen, because of an increase in short-term debt, mainly in the form of commercial paper, to provide additional working capital. Stockholders’ equity increased 10.6 billion yen, to 1,450.5 billion yen. As a result, the total Hitachi, Ltd. stockholders’ equity ratio was 15.8%. The debt-to-equity ratio, including noncontrolling interests, was 1.08.

(2) Cash Flows

	Six months ended September 30, 2011
	Yen (billions)	Year over year change	U.S. dollars (millions)
Cash flows from operating activities	93.1	(284.4)	1,209
Cash flows from investing activities	(221.7)	(116.1)	(2,880)
Free cash flows	(128.6)	(400.5)	(1,671)
Cash flows from financing activities	104.0	297.9	1,351

Operating activities provided net cash of 93.1 billion yen, a 284.4 billion yen decrease year over year. This result is mainly reflecting decrease in net income and an increase in working capital.

Investing activities used net cash of 221.7 billion yen, 116.1 billion yen more than in the corresponding period of the previous fiscal year. This result mainly reflected outflows for the acquisition of BlueArc Corporation and Vantec Corporation.

Free cash flows, the sum of cash flows from operating and investing activities, was negative 128.6 billion yen.

Financing activities provided net cash of 104.0 billion yen, a change of 297.9 billion yen from the net cash used in the corresponding period of the previous fiscal year. This change mainly reflected the increase in short-term debt mainly from the issue of commercial paper.

The net result of the above items was a decrease of 44.1 billion yen in cash and cash equivalents during the six-month period, to 510.6 billion yen.

3. Outlook for Fiscal 2011

	Year ending March 31, 2012
	Yen (billions)	Year over year change (% or billions yen)	U.S. dollars (millions)
Revenues	9,500.0	2%	126,667
Operating income	400.0	(44.5)	5,333
Income before income taxes	410.0	(22.2)	5,467
Net Income	280.0	(23.1)	3,733
Net Income attributable to Hitachi, Ltd.	200.0	(38.8)	2,667

Note:	All fiscal 2011 outlook figures were converted using 75 yen to the U.S. dollar.

Hitachi has not revised its previous forecasts for fiscal 2011 announced on July 29, 2011 because of considerable uncertainty surrounding trends in the global economy, especially in the U.S., Europe and China, the impact of damage from flooding in Thailand, foreign currency fluctuations, and fluctuations in raw materials prices.

Hitachi is assuming exchange rates of 75 yen to the U.S. dollar and 105 yen to the euro for the third and fourth quarters of fiscal 2011.

Other

(1) Changes in significant subsidiaries during the period (changes in specified subsidiaries causing changes in scope of consolidation)

None

(2) Application of simple accounting treatment and/or specific accounting treatment in preparing the quarterly consolidated financial statements

Yes

(3) Changes in accounting principles, procedures and presentation methods for preparing quarterly consolidated financial statements.

Yes

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investment in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations of the yen against other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•

uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technologies on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of, or cancellation of, long-term contracts for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum, synthetic resins, rare metals and rare-earth minerals, or shortages of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials or shortages of materials, parts and components;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socioeconomic and political conditions and the regulatory and trade environment of countries where Hitachi conducts business, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports and differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•

the possibility of disruption of Hitachi’s operations in Japan by earthquakes, tsunamis or other natural disasters, including the possibility of continuing adverse effects on Hitachi’s operations as a result of the earthquake and tsunami that struck northeastern Japan on March 11, 2011;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information or that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to evaluate its significant employee benefit-related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Consolidated Statements of Operations

	Three months ended September 30				Six months ended September 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2010 (A)	2011 (B)		2011	2010 (C)	2011 (D)		2011
Revenues	2,349,885	2,422,036	103	31,455	4,502,451	4,572,729	102	59,386
Cost of sales	1,739,367	1,809,418	104	23,499	3,333,831	3,435,428	103	44,616
Selling, general and administrative expenses	480,945	494,407	103	6,421	950,572	966,687	102	12,554
Operating income	129,573	118,211	91	1,535	218,048	170,614	78	2,216
Other income	7,674	4,832	63	63	85,011	17,770	21	231
(Interest and dividends)	3,712	4,366	118	57	9,093	11,274	124	146
(Other)	3,962	466	12	6	75,918	6,496	9	84
Other deductions	17,723	31,187	176	405	39,251	55,374	141	719
(Interest charges)	6,121	6,975	114	91	12,427	14,008	113	182
(Other)	11,602	24,212	209	314	26,824	41,366	154	537
Income before income taxes	119,524	91,856	77	1,193	263,808	133,010	50	1,727
Income taxes	32,555	30,398	93	395	59,371	55,287	93	718
Net income	86,969	61,458	71	798	204,437	77,723	38	1,009
Less: Net income attributable to noncontrolling interests	14,978	13,440	90	175	46,388	26,774	58	348
Net income attributable to Hitachi, Ltd.	71,991	48,018	67	624	158,049	50,949	32	662

Consolidated Balance Sheets

	Yen (millions)			U.S. Dollars (millions)
	As of March 31, 2011 (A)	As of September 30, 2011 (B)	(B)-(A)	As of September 30, 2011
Total Assets	9,185,629	9,199,139	13,510	119,469
Current assets	4,900,029	4,951,497	51,468	64,305
Cash and cash equivalents	554,810	510,643	(44,167)	6,632
Short-term investments	16,598	10,611	(5,987)	138
Trade receivables
Notes	100,694	101,534	840	1,319
Accounts	1,990,225	1,969,230	(20,995)	25,574
Investments in leases	228,346	221,419	(6,927)	2,876
Current portion of financial assets transferred to consolidated securitization entities	183,559	107,927	(75,632)	1,402
Inventories	1,341,768	1,520,854	179,086	19,751
Other current assets	484,029	509,279	25,250	6,614
Investments and advances	614,145	576,007	(38,138)	7,481
Property, plant and equipment	2,111,270	2,132,117	20,847	27,690
Intangible assets	528,018	594,067	66,049	7,715
Financial assets transferred to consolidated securitization entities	304,160	250,671	(53,489)	3,255
Other assets	728,007	694,780	(33,227)	9,023

Total Liabilities and Equity	9,185,629	9,199,139	13,510	119,469
Current liabilities	4,088,824	4,218,516	129,692	54,786
Short-term debt and current portion of long-term debt	810,806	1,056,419	245,613	13,720
Current portion of non-recourse borrowings of consolidated securitization entities	190,868	136,663	(54,205)	1,775
Trade payables
Notes	20,430	19,084	(1,346)	248
Accounts	1,236,758	1,245,310	8,552	16,173
Advances received	395,605	382,750	(12,855)	4,971
Other current liabilities	1,434,357	1,378,290	(56,067)	17,900
Noncurrent liabilities	2,655,416	2,533,988	(121,428)	32,909
Long-term debt	1,300,311	1,278,889	(21,422)	16,609
Non-recourse borrowings of consolidated securitization entities	219,566	169,132	(50,434)	2,197
Retirement and severance benefits	891,815	855,393	(36,422)	11,109
Other liabilities	243,724	230,574	(13,150)	2,994
Total equity	2,441,389	2,446,635	5,246	31,774
Total Hitachi, Ltd. stockholders’ equity	1,439,865	1,450,558	10,693	18,838
Common stock	409,129	409,131	2	5,313
Capital surplus	603,133	602,154	(979)	7,820
Legal reserve and retained earnings	922,036	959,432	37,396	12,460
Accumulated other comprehensive loss	(493,062)	(518,746)	(25,684)	(6,737)
(Foreign currency translation adjustments)	(252,206)	(292,154)	(39,948)	(3,794)
(Pension liability adjustments)	(256,566)	(230,429)	26,137	(2,993)
(Net unrealized holding gain on available-for-sale securities)	16,905	4,981	(11,924)	65
(Cash flow hedges)	(1,195)	(1,144)	51	(15)
Treasury stock	(1,371)	(1,413)	(42)	(18)
Noncontrolling interests	1,001,524	996,077	(5,447)	12,936

Consolidated Statements of Cash Flows

	Six months ended September 30
	Yen (millions)		U.S. Dollars (millions)
	2010	2011	2011
Cash flows from operating activities
Net income	204,437	77,723	1,009

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	189,850	172,221	2,237
Amortization	56,503	56,841	738
Gain on sale of investments in securities and other	(73,414)	(740)	(10)
Decrease in receivables	209,121	29,398	382
Increase in inventories	(182,760)	(227,670)	(2,957)
Decrease (increase) in payables	(16,091)	32,719	425
Other	(10,114)	(47,364)	(615)

Net cash provided by operating activities	377,532	93,128	1,209

Cash flows from investing activities
Purchase of property, plant and equipment, net	(99,103)	(124,490)	(1,617)
Purchase of intangible assets, net	(46,436)	(48,531)	(630)
Purchase of tangible assets and software to be leased, net	(129,717)	(116,825)	(1,517)
Proceeds from sale (purchase) of investments in securities and shares of consolidated subsidiaries resulting in deconsolidation, net	38,508	(74,724)	(970)
Collection of investments in leases	151,205	139,704	1,814
Other	(20,097)	3,105	40

Net cash used in investing activities	(105,640)	(221,761)	(2,880)

Cash flows from financing activities
Increase (decrease) in interest-bearing debt	(177,677)	130,595	1,696
Dividends paid to stockholders	(12)	(13,505)	(175)
Dividends paid to noncontrolling interests	(10,440)	(11,688)	(152)
Other	(5,768)	(1,375)	(18)

Net cash provided by (used in) financing activities	(193,897)	104,027	1,351

Effect of consolidation of securitization entities upon initial adoption of new accounting guidances	12,030	—	—
Effect of exchange rate changes on cash and cash equivalents	(33,792)	(19,561)	(254)

Net increase (decrease) in cash and cash equivalents	56,233	(44,167)	(574)

Cash and cash equivalents at beginning of the period	577,584	554,810	7,205

Cash and cash equivalents at end of the period	633,817	510,643	6,632

Segment Information

(1) Business Segments

	Three months ended September 30				Six months ended September 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2010 (A)	2011 (B)		2011	2010 (C)	2011 (D)		2011
Information & Telecommunication Systems	425,840	446,250	105	5,795	774,816	797,046	103	10,351
	16%	16%			15%	15%
Power Systems	206,995	206,105	100	2,677	384,813	372,454	97	4,837
	8%	8%			8%	7%
Social Infrastructure & Industrial Systems	277,304	283,701	102	3,684	508,910	513,531	101	6,669
	10%	10%			10%	10%
Electronic Systems & Equipment	278,771	287,462	103	3,733	529,041	533,590	101	6,930
	11%	10%			10%	10%
Construction Machinery	172,375	183,375	106	2,381	334,401	355,890	106	4,622
	7%	7%			7%	7%
High Functional Materials & Components	354,962	353,569	100	4,592	700,483	700,644	100	9,099
	13%	13%			14%	14%
Automotive Systems	198,523	210,911	106	2,739	382,337	388,109	102	5,040
	7%	8%			7%	8%
Components & Devices	202,633	189,658	94	2,463	395,976	367,423	93	4,772
	8%	7%			8%	7%
Digital Media & Consumer Products	250,221	238,208	95	3,094	506,914	471,343	93	6,121
	9%	9%			10%	9%
Financial Services	92,417	88,935	96	1,155	186,652	181,411	97	2,356
	4%	3%			4%	4%
Others	195,352	240,879	123	3,128	375,273	467,833	125	6,076
	7%	9%			7%	9%
Subtotal	2,655,393	2,729,053	103	35,442	5,079,616	5,149,274	101	66,874
	100%	100%			100%	100%
Eliminations & Corporate items	(305,508)	(307,017)	—	(3,987)	(577,165)	(576,545)	—	(7,488)

Revenues Total	2,349,885	2,422,036	103	31,455	4,502,451	4,572,729	102	59,386

	Three months ended September 30				Six months ended September 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2010 (A)	2011 (B)		2011	2010 (C)	2011 (D)		2011
Information & Telecommunication Systems	34,372	28,945	84	376	34,556	31,047	90	403
	25%	24%			16%	17%
Power Systems	9,673	3,830	40	50	14,312	605	4	8
	7%	3%			6%	0%
Social Infrastructure & Industrial Systems	8,226	5,353	65	70	10,754	6,322	59	82
	6%	4%			5%	3%
Electronic Systems & Equipment	10,890	14,146	130	184	16,281	21,342	131	277
	8%	12%			7%	12%
Construction Machinery	11,291	14,804	131	192	18,231	25,841	142	336
	8%	12%			8%	14%
High Functional Materials & Components	24,046	14,456	60	188	50,254	33,814	67	439
	18%	12%			23%	19%
Automotive Systems	3,672	12,638	344	164	5,625	14,705	261	191
	3%	10%			3%	8%
Components & Devices	16,482	7,643	46	99	35,585	12,616	35	164
	12%	6%			16%	7%
Digital Media & Consumer Products	3,860	1,913	50	25	10,974	5,201	47	68
	3%	2%			5%	3%
Financial Services	6,116	7,270	119	94	11,269	14,172	126	184
	5%	6%			5%	8%
Others	6,836	10,561	154	137	12,838	16,353	127	212
	5%	9%			6%	9%
Subtotal	135,464	121,559	90	1,579	220,679	182,018	82	2,364
	100%	100%			100%	100%
Eliminations & Corporate items	(5,891)	(3,348)	—	(43)	(2,631)	(11,404)	—	(148)

Operating income Total	129,573	118,211	91	1,535	218,048	170,614	78	2,216

Notes	1:	Revenues by business segment include intersegment transactions.
	2:	Starting from April 1, 2011, the Company has changed the business segment classification between the Automotive Systems Segment and the Components & Devices Segment. Figures of business segments, including the figures of previous fiscal year, have been restated to reflect the reclassification.

(2) Revenues by Market

	Three months ended September 30				Six months ended September 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2010 (A)	2011 (B)		2011	2010 (C)	2011 (D)		2011
Japan	1,350,339 57%	1,395,259 58%	103	18,120	2,523,563 56%	2,572,415 56%	102	33,408
Asia	519,639 22%	512,395 21%	99	6,654	1,022,613 23%	1,003,234 22%	98	13,029
North America	187,535 8%	198,022 8%	106	2,572	380,552 8%	392,103 9%	103	5,092
Europe	175,607 8%	189,889 8%	108	2,466	363,252 8%	374,426 8%	103	4,863
Other Areas	116,765 5%	126,471 5%	108	1,642	212,471 5%	230,551 5%	109	2,994
Outside Japan	999,546 43%	1,026,777 42%	103	13,335	1,978,888 44%	2,000,314 44%	101	25,978
Total	2,349,885 100%	2,422,036 100%	103	31,455	4,502,451 100%	4,572,729 100%	102	59,386

November 1, 2011

Hitachi, Ltd.

Supplementary Information for the Second Quarter ended September 30, 2011

1. Summary (Consolidated basis)

	2010		2011
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)*1
	(A)	(B)	(C)	(C)/(A)	(D)	(D)/(B)	(E)	(E)/FY2010
Revenues*2	2,349.8	4,502.4	2,422.0	103%	4,572.7	102%	9,500.0	102%
Operating income*2	129.5	218.0	118.2	91%	170.6	78%	400.0	90%
Percentage of revenues	5.5	4.8	4.9	—	3.7	—	4.2	—
Income before income taxes*2	119.5	263.8	91.8	77%	133.0	50%	410.0	95%
Net income*2	86.9	204.4	61.4	71%	77.7	38%	280.0	92%
Net income attributable to Hitachi, Ltd.*2	71.9	158.0	48.0	67%	50.9	32%	200.0	84%
Dividend payout ratio (%)	—	14.3	—	—	26.6	—	—	—
Average exchange rate (yen / U.S.$)	86	89	78	—	80	—	—	—
Net interest and dividends*2	(2.4)	(3.3)	(2.6)	—	(2.7)	—	—	—

*1	Hitachi expects to close the transaction to transfer Hitachi’s hard disk drive business to Western Digital Corporation in the quarter ending December 2011. The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Business forecasts for fiscal 2011, ending March 31, 2012 include the operating results of Hitachi GST for the nine months ending September 30, 2011.
*2	Billions of yen

Assumed exchange rate for 2nd half of fiscal 2011 (yen / U.S.$):                75

	As of March 31, 2011	As of September 30, 2011
Cash and cash equivalents, Short-term investments (billions of yen)	571.4	521.2
Interest-bearing debt (billions of yen)	2,521.5	2,641.1
D/E Ratio (Including Noncontrolling interests) (times)	1.03	1.08
Number of employees	361,745	372,360
Japan	216,393	221,237
Overseas	145,352	151,123
Number of consolidated subsidiaries (Including Variable interest entities)	913	949
Japan	351	351
Overseas	562	598

2. Consolidated Revenues by Business Segment*3

			(Billions of yen)

	2010		2011
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)	(D)	(D)/(B)	(E)	(E)/FY2010
Information & Telecommunication Systems	425.8	774.8	446.2	105%	797.0	103%	1,700.0	103%
Power Systems	206.9	384.8	206.1	100%	372.4	97%	810.0	100%
Social Infrastructure & Industrial Systems	277.3	508.9	283.7	102%	513.5	101%	1,170.0	101%
Electronic Systems & Equipment	278.7	529.0	287.4	103%	533.5	101%	1,110.0	103%
Construction Machinery	172.3	334.4	183.3	106%	355.8	106%	830.0	110%
High Functional Materials & Components	354.9	700.4	353.5	100%	700.6	100%	1,460.0	104%
Automotive Systems	198.5	382.3	210.9	106%	388.1	102%	810.0	105%
Components & Devices	202.6	395.9	189.6	94%	367.4	93%	630.0	82%
Digital Media & Consumer Products	250.2	506.9	238.2	95%	471.3	93%	900.0	95%
Financial Services	92.4	186.6	88.9	96%	181.4	97%	360.0	97%
Others	195.3	375.2	240.8	123%	467.8	125%	930.0	121%
Subtotal	2,655.3	5,079.6	2,729.0	103%	5,149.2	101%	10,710.0	102%
Eliminations & Corporate items	(305.5)	(577.1)	(307.0)	—	(576.5)	—	(1,210.0)	—
Total	2,349.8	4,502.4	2,422.0	103%	4,572.7	102%	9,500.0	102%

*3	Starting from April 1, 2011, the Company has changed the business segment classification between the Automotive Systems Segment and the Components & Devices Segment. Consolidated figures by business segment, including the figures of previous fiscal year, have been restated to reflect the reclassification.

3. Consolidated Operating Income by Business Segment*3

			(Billions of yen)

	2010		2011
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)	(D)	(D)/(B)	(E)	(E)/FY2010
Information & Telecommunication Systems	34.3	34.5	28.9	84%	31.0	90%	110.0	112%
Power Systems	9.6	14.3	3.8	40%	0.6	4%	10.0	45%
Social Infrastructure & Industrial Systems	8.2	10.7	5.3	65%	6.3	59%	46.0	115%
Electronic Systems & Equipment	10.8	16.2	14.1	130%	21.3	131%	48.0	129%
Construction Machinery	11.2	18.2	14.8	131%	25.8	142%	64.0	130%
High Functional Materials & Components	24.0	50.2	14.4	60%	33.8	67%	74.0	88%
Automotive Systems	3.6	5.6	12.6	344%	14.7	261%	26.0	141%
Components & Devices	16.4	35.5	7.6	46%	12.6	35%	29.0	53%
Digital Media & Consumer Products	3.8	10.9	1.9	50%	5.2	47%	5.0	33%
Financial Services	6.1	11.2	7.2	119%	14.1	126%	25.0	175%
Others	6.8	12.8	10.5	154%	16.3	127%	29.0	100%
Subtotal	135.4	220.6	121.5	90%	182.0	82%	466.0	101%
Eliminations & Corporate items	(5.8)	(2.6)	(3.3)	—	(11.4)	—	(66.0)	—
Total	129.5	218.0	118.2	91%	170.6	78%	400.0	90%

4. Consolidated Overseas Revenues by Business Segment*3

	(Billions of yen)

	2010		2011
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)	(D)	(D)/(B)	(E)	(E)/FY2010
Information & Telecommunication Systems	89.5	183.0	102.0	114%	199.0	109%
Power Systems	79.7	154.4	74.4	93%	136.1	88%
Social Infrastructure & Industrial Systems	67.2	123.1	74.0	110%	134.4	109%
Electronic Systems & Equipment	143.8	281.0	163.6	114%	309.2	110%
Construction Machinery	129.5	258.9	132.7	102%	269.6	104%
High Functional Materials & Components	134.5	269.5	131.5	98%	268.9	100%
Automotive Systems	84.0	166.8	89.2	106%	176.0	106%
Components & Devices	148.3	290.5	151.0	102%	290.5	100%
Digital Media & Consumer Products	120.4	244.4	105.7	88%	204.6	84%
Financial Services	11.5	23.3	12.2	106%	24.6	106%
Others	25.5	47.7	31.2	123%	65.7	138%
Subtotal	1,034.4	2,043.1	1,068.2	103%	2,079.0	102%
Eliminations & Corporate items	(34.8)	(64.2)	(41.4)	—	(78.7)	—
Total	999.5	1,978.8	1,026.7	103%	2,000.3	101%	4,400.0	109%

5. Consolidated Capital Investment by Business Segment (Completion basis, including leasing assets)*3

	(Billions of yen)

	2010		2011
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)	(D)	(D)/(B)	(E)	(E)/FY2010
Information & Telecommunication Systems	9.9	15.4	11.0	111%	18.0	117%
Power Systems	2.7	5.6	7.0	255%	9.7	174%
Social Infrastructure & Industrial Systems	5.5	8.6	7.0	127%	11.5	134%
Electronic Systems & Equipment	3.2	6.3	5.6	172%	8.3	131%
Construction Machinery	9.4	15.2	18.9	199%	26.9	177%
High Functional Materials & Components	15.0	26.4	15.8	106%	27.5	104%
Automotive Systems	4.5	7.6	9.0	199%	15.2	201%
Components & Devices	16.0	23.8	13.4	84%	23.0	96%
Digital Media & Consumer Products	4.2	6.8	4.1	97%	7.6	113%
Financial Services	73.7	139.3	67.7	92%	130.2	93%
Others	6.6	11.6	9.2	138%	15.5	133%
Subtotal	151.3	267.0	169.1	112%	294.0	110%
Eliminations & Corporate items	(2.0)	(3.5)	(2.9)	—	(5.7)	—
Total	149.2	263.5	166.2	111%	288.3	109%	724.0	130%
Internal use Assets	73.3	120.2	94.8	129%	154.6	129%	405.0	148%
Leasing Assets	75.8	143.2	71.3	94%	133.7	93%	319.0	112%

6. Consolidated Depreciation by Business Segment*3

			(Billions of yen)

	2010		2011
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)	(D)	(D)/(B)	(E)	(E)/FY2010
Information & Telecommunication Systems	8.9	17.2	6.4	73%	13.6	79%
Power Systems	4.4	8.8	3.8	86%	7.9	89%
Social Infrastructure & Industrial Systems	5.0	10.4	4.8	96%	9.6	92%
Electronic Systems & Equipment	3.0	6.3	2.7	91%	5.5	86%
Construction Machinery	8.3	17.0	8.0	97%	16.9	100%
High Functional Materials & Components	17.1	34.2	15.0	88%	30.6	89%
Automotive Systems	7.5	15.2	6.0	80%	12.0	79%
Components & Devices	12.7	25.1	10.5	83%	21.1	84%
Digital Media & Consumer Products	4.9	9.8	4.2	87%	9.5	97%
Financial Services	14.9	29.9	14.6	98%	29.4	99%
Others	6.6	13.5	7.6	114%	14.7	109%
Subtotal	93.7	188.0	84.2	90%	171.1	91%
Eliminations & Corporate items	1.0	1.7	0.7	69%	1.0	59%
Total	94.7	189.8	84.9	90%	172.2	91%	375.0	98%
Internal use Assets	75.2	150.3	65.0	86%	132.2	88%	300.0	99%
Leasing Assets	19.5	39.5	19.9	102%	39.9	101%	75.0	95%

7. Consolidated R&D Expenditure by Business Segment*3

			(Billions of yen)

	2010		2011
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)	(D)	(D)/(B)	(E)	(E)/FY2010
Information & Telecommunication Systems	20.5	40.3	23.0	112%	41.8	104%
Power Systems	3.6	7.6	4.0	111%	7.6	101%
Social Infrastructure & Industrial Systems	5.4	9.8	6.3	117%	11.1	113%
Electronic Systems & Equipment	11.8	21.7	12.3	105%	23.0	106%
Construction Machinery	4.2	8.2	3.8	90%	7.7	94%
High Functional Materials & Components	11.7	23.1	11.5	98%	22.7	99%
Automotive Systems	12.6	24.5	13.0	103%	25.4	104%
Components & Devices	18.4	34.7	17.7	96%	34.6	100%
Digital Media & Consumer Products	6.2	12.2	6.1	98%	11.7	96%
Financial Services	—	—	—	—	0.1	—
Others	0.9	1.7	0.5	59%	1.1	66%
Corporate items	6.3	10.6	6.2	98%	11.6	110%
Total	102.2	194.8	105.0	103%	199.1	102%	420.0	106%
Percentage of revenues (%)	4.4	4.3	4.3	—	4.4	—	4.4	—

8. Consolidated Balance Sheets by Financial and Non-Financial Services*4

	(Billions of yen)

	As of March 31, 2011			As of September 30, 2011
	Manufacturing, Services and Others	Financial Services	Total*5	Manufacturing, Services and Others	Financial Services	Total*5
Current assets	4,302.1	940.0	4,900.0	4,349.5	925.7	4,951.4
Cash and cash equivalents	533.6	108.8	554.8	488.2	140.7	510.6
Trade receivables	1,770.8	483.4	2,090.9	1,762.9	467.9	2,070.7
Investments in leases	82.6	171.2	228.3	81.1	165.2	221.4
Current portion of financial assets transferred to consolidated securitization entities	58.2	125.3	183.5	4.8	103.0	107.9
Inventories	1,341.8	0.2	1,341.7	1,519.6	0.2	1,520.8
Others	514.9	50.9	500.6	492.5	48.5	519.8
Investments and advances	605.6	43.2	614.1	562.0	53.6	576.0
Property, plant and equipment	1,920.1	193.4	2,111.2	1,945.7	188.5	2,132.1
Financial assets transferred to consolidated securitization entities	—	304.1	304.1	—	250.6	250.6
Other assets	849.8	456.7	1,256.0	906.2	431.1	1,288.8

Total Assets	7,677.7	1,937.6	9,185.6	7,763.6	1,849.8	9,199.1

Current liabilities	3,505.8	926.8	4,088.8	3,621.9	922.7	4,218.5
Short-term debt and current portion of long-term debt	605.2	347.4	810.8	788.8	425.7	1,056.4
Current portion of non-recourse borrowings of consolidated securitization entities	21.8	169.0	190.8	4.8	131.7	136.6
Trade payables	1,182.3	224.7	1,257.1	1,182.5	221.7	1,264.3
Others	1,696.4	185.6	1,829.9	1,645.7	143.4	1,761.0
Long-term debt	886.5	484.3	1,300.3	894.0	458.1	1,278.8
Non-recourse borrowings of consolidated securitization entities	—	219.5	219.5	—	169.1	169.1
Other noncurrent liabilities	1,075.0	64.8	1,135.5	1,036.1	54.0	1,085.9

Total Liabilities	5,467.4	1,695.5	6,744.2	5,552.2	1,604.1	6,752.5

Total Hitachi, Ltd. stockholders’ equity	1,308.9	142.8	1,439.8	1,317.1	144.9	1,450.5
Noncontrolling interests	901.3	99.1	1,001.5	894.2	100.7	996.0

Total Equity	2,210.3	242.0	2,441.3	2,211.4	245.7	2,446.6

Total Liabilities and Equity	7,677.7	1,937.6	9,185.6	7,763.6	1,849.8	9,199.1

Interest-bearing debt	1,513.6	1,220.3	2,521.5	1,687.7	1,184.7	2,641.1
D/E ratio (including noncontrolling interests)	0.68	5.04	1.03	0.76	4.82	1.08
Total Hitachi, Ltd. stockholders’ equity ratio	17.0%	7.4%	15.7%	17.0%	7.8%	15.8%

*4	Figures in tables 8, 9 and 10 represent unaudited financial information prepared by the Company for the purpose of this supplementary information.
*5	Total Figures exclude intra-segment transactions.

9. Consolidated Statements of Operations by Financial and Non-Financial Services*4

	(Billions of yen)

	2010			2011
	Six months ended September 30			Six months ended September 30
	Manufacturing, Services and Others	Financial Services	Total*5	Manufacturing, Services and Others	Financial Services	Total*5
Revenues	4,395.5	186.6	4,502.4	4,456.1	181.4	4,572.7
Operating income	207.4	11.2	218.0	157.4	14.1	170.6
Income before income taxes	253.3	11.0	263.8	120.2	13.5	133.0
Net income attributable to Hitachi, Ltd.	155.2	3.6	158.0	46.9	4.8	50.9

10. Consolidated Statements of Cash Flows by Financial and Non-Financial Services*4

	(Billions of yen)

	2010			2011
	Six months ended September 30			Six months ended September 30
	Manufacturing, Services and Others	Financial Services	Total*5	Manufacturing, Services and Others	Financial Services	Total*5
Cash flows from operating activities	298.7	84.5	377.5	69.2	28.7	93.1
Cash flows from investing activities	(171.7)	79.5	(105.6)	(236.3)	26.4	(221.7)
Cash flows from financing activities	(33.0)	(171.4)	(193.8)	140.9	(23.0)	104.0
Effect of consolidation of securitization entities upon initial adoption of new accounting guidances	—	12.0	12.0	—	—	—
Effect of exchange rate changes on cash and cash equivalents	(33.6)	(0.1)	(33.7)	(19.3)	(0.2)	(19.5)
Net increase (decrease) in cash and cash equivalents	60.3	4.4	56.2	(45.4)	31.8	(44.1)
Cash and cash equivalents at beginning of the period	549.1	213.3	577.5	533.6	108.8	554.8
Cash and cash equivalents at end of the period	609.5	217.7	633.8	488.2	140.7	510.6

11. Information & Telecommunication Systems

(1) Revenues and Operating Income*6

			(Billions of yen)

	2010		2011
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)	(D)	(D)/(B)	(E)	(E)/FY2010
Revenues	425.8	774.8	446.2	105%	797.0	103%	1,700.0	103%
Software & Services	286.5	520.1	308.8	108%	553.1	106%	1,180.0	105%
Software	38.2	73.8	45.3	119%	83.5	113%
Services	248.3	446.3	263.4	106%	469.5	105%
Hardware	139.2	254.4	137.4	99%	243.9	96%	520.0	98%
Storage*7	40.2	86.2	47.0	117%	92.0	107%
Servers*8	14.9	24.9	13.7	92%	24.0	96%
PCs*9	9.3	14.9	8.5	91%	14.5	97%
Telecommunication	35.3	65.2	36.2	103%	61.2	94%
Others	39.4	62.9	31.7	80%	51.9	83%
Operating income	34.3	34.5	28.9	84%	31.0	90%	110.0	112%
Software & Services		30.7			30.8	100%	94.0	110%
Hardware		3.8			0.1	3%	16.0	126%

*6	Figures for each product exclude intra-segment transactions.
*7	Figures for Storage include disk array systems, etc.
*8	Figures for Servers include general-purpose computers, UNIX servers, etc.
*9	Figures for PCs include PC servers, client PCs (only commercial use), etc.

(2) Storage Solutions

			(Billions of yen)

	2010		2011
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)	(D)	(D)/(B)	(E)	(E)/FY2010
Revenues	74.0	148.0	84.0	114%	167.0	113%	335.0	104%

12. Hard Disk Drives*10*11

Period recorded for consolidated accounting purposes	2010			2011
	Three months ended September 30	Six months ended September 30	Three months ended December 31	Three months ended September 30		Six months ended September 30		Three months ended December 31
	(A)	(B)	(C)	(D)	(D)/(A)	(E)	(E)/(B)	(F) (Preliminary)	(F)/(C)
Shipment Period	Apr. 2010 to Jun. 2010	Jan. 2010 to Jun. 2010	Jul. 2010 to Sep. 2010	Apr. 2011 to Jun. 2011		Jan. 2011 to Jun. 2011		Jul. 2011 to Sep. 2011
Revenues
Billions of yen	138.4	270.7	128.7	116.8	84%	232.2	86%	131.6	102%
Millions of U.S.$	1,504	2,963	1,498	1,429	95%	2,831	96%	1,689	113%
Operating income
Billions of yen	17.1	36.8	11.9	6.8	40%	13.5	37%	14.0	118%
Millions of U.S.$	186	403	138	84	45%	164	41%	180	130%
Shipments (thousand units)*12	28,200	54,700	28,800	26,900	95%	55,500	101%	31,900	111%
Consumer and Commercial
2.5-inch	16,600	32,300	16,800	16,800	101%	32,600	101%	20,000	119%
3.5-inch	8,200	16,000	8,400	6,700	81%	15,600	97%	8,100	96%
Servers	1,900	3,400	1,800	2,300	119%	4,200	125%	2,700	148%
Emerging	860	1,650	790	490	57%	1,460	89%	360	45%
External HDD	660	1,460	960	670	103%	1,610	110%	780	81%

*10	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the six months ended September 30, 2011 include the operating results of Hitachi GST for the six months ended June 30, 2011.
*11	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.
*12	Shipment less than 100,000 units have been rounded, with the exception of Emerging and External HDD, where shipment less than 10,000 units have been rounded.

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